SUPPL


06011888

Q.P. CORPORATION

BRIEF NOTE OF THE ACCOUNT

(CONSOLIDATION)

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2005

(Translation)

January 11, 2006

BRIEF NOTE OF THE ACCOUNT (CONSOLIDATION)
FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2005

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Director and General Manager of Administration Division Tel. +81-3-3486-3331
Board of directors for approval of the account:	January 11, 2006
Parent company and other affiliated company name/Voting rights percentage:	Nakashimato Co.,Ltd. / 20.5%
Application of U S GAAP:	Non applied

1. Business results for the fiscal year ended November 30, 2005 (From December 1, 2004 to November 30, 2005):

(1) Operating results

	Year ended November 30, 2005	Year ended November 30, 2004
Net sales	¥455,007 million (7.4%)	¥423,727 million (-3.0%)
Operating income	¥12,830 million (-18.1%)	¥15,662 million (-14.2%)
Ordinary income	¥12,829 million (-17.3%)	¥15,507 million (-11.6%)
Net income	¥5,465 million (-22.0%)	¥7,006 million (-19.2%)
Net income per share-primary	¥35.25	¥45.18
Net income per share-diluted	¥32.64	¥41.63
Return on equity	4.2%	5.7%
Ordinary income to total assets	4.9%	5.8%
Ordinary income to net sales	2.8%	3.7%
(Notes)		
1. Equity income	¥ 183 million	¥ 268 million
2. Weighted average number of shares	152,957,371 shares	153,154,908 shares

3. Changes in accounting principles in the current fiscal year: None

4. The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of increase or decrease compared with the previous year.

(2) Financial conditions

	Year ended November 30, 2005	Year ended November 30, 2004
Total assets	¥ 265,724 million	¥ 262,122 million
Shareholders' equity	¥ 132,412 million	¥ 126,768 million
Equity ratio	49.8%	48.4%
Shareholders' equity per share	¥865.32	¥827.17
(Note)		
Number of outstanding shares	152,936,625 shares	153,150,739 shares

(3) Cash flows

	Year ended November 30, 2005	Year ended November 30, 2004
Net cash provided by operating activities	¥ 15,686 million	¥ 17,377 million
Net cash used in investing activities	¥ -11,625 million	¥ -12,806 million
Net cash used in financing activities	¥ -7,415 million	¥ -8,109 million
Cash and cash equivalents at end of the year	¥ 13,127 million	¥ 16,451 million

(4) Scope of consolidated companies and companies accounted for by the equity method

Number of consolidated subsidiaries	43
Number of non-consolidated subsidiaries accounted for by the equity method	0
Number of affiliated companies accounted for by the equity method	5

(5) Change in scope of consolidated companies and companies accounted for by the equity method

Number of newly consolidated companies	0
Number of companies excluded from consolidation	1
Number of companies newly accounted for by the equity method	1
Number of companies excluded from the application of the equity method	0

2. Estimate of operating results for the fiscal year ending November 30, 2006 (From December 1, 2005 to November 30, 2006):

	Interim period	Yearly period
Net sales	¥ 226,900 million	¥ 460,000 million
Ordinary income	¥ 7,450 million	¥ 15,400 million
Net income	¥ 3,150 million	¥ 7,000 million
(Reference) Estimate of yearly net income per share	¥ 45.77	

(Notes)
(1) Figures of amounts are described by discarding fractions less than one million yen.
(2) The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results, and the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Cash flow index

	November 30,2003	November 30,2004	November 30,2005
Equity ratio (%)	44.7	48.4	49.8
Equity ratio based on market price (%)	49.4	52.7	58.6
Debt service coverage (years)	2.7	2.5	2.4
Interest coverage ratio (times)	23.7	27.9	29.5

(Notes)

1. Each index is calculated based on consolidated financial figures.
2. Equity ratio=Shareholders' equity / Total assets

   Equity ratio based on market price=Market value of total stock/ Total assets ※1

   Debt service coverage= Interest-bearing debt/ Operating cash flow ※2, ※3

   Interest coverage ratio=Operating cash flow / Interest paid ※3

※1. Market value of total stock is calculated by multiplying the final market price by the number of outstanding shares at the end of the fiscal year (excluding treasury stock).

※2. Interest-bearing debt includes all debts whose interest is paid in the consolidated balance sheet.

※3. 'Operating cash flow' and 'Interest Paid' are the figure of Net cash provided by operating activities and Interest paid reported in the consolidated statements of cash flows, respectively.

Q.P. CORPORATION

Consolidated Balance Sheets

NOVEMBER 30, 2005 AND 2004

(Millions of yen)

ASSETS	2005	2004
CURRENT ASSETS:		
Cash and deposits	13,153	17,097
Notes and accounts receivable	66,066	65,665
Securities	27	27
Inventories	16,224	16,247
Deferred tax assets	1,894	1,967
Other	3,758	3,804
Allowance for doubtful accounts	(607)	(614)
Total current assets	100,517	104,195
FIXED ASSETS:		
Tangible fixed assets		
Buildings and structures	109,040	106,980
Machinery, equipment and transportation equipment	113,280	110,495
Land	39,374	38,750
Construction in progress	3,392	2,266
Other	7,905	7,794
Accumulated depreciation	(155,186)	(147,905)
Total tangible fixed assets	117,807	118,381
Intangible fixed assets		
Consolidation adjustment accounts	63	95
Other	2,923	2,959
Total intangible fixed assets	2,986	3,054
Investments and other assets		
Investment in securities	22,971	20,273
Deferred tax assets	1,063	1,338
Other	20,240	14,535
Allowance for doubtful accounts	(303)	(246)
Total investment and other assets	43,971	35,901
Total fixed assets	164,766	157,337
DEFERRED ASSETS:		
Business commence costs	440	587
Bond discounts	-	0
Total deferred assets	440	588
Total assets	265,724	262,122

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**2005**	**2004**
CURRENT LIABILITIES:		
Notes and accounts payable	37,133	37,395
Short-term loans payable	17,662	11,380
Current portion of bonds	-	200
Current portion of convertible bonds	-	18,629
Accounts payable-other	20,042	20,471
Accrued income taxes	1,424	2,598
Deferred tax liabilities	2	-
Reserve for sales rebates	726	968
Reserve for bonuses	1,707	1,637
Other	5,611	5,747
Total current liabilities	84,310	99,028
LONG-TERM LIABILITIES:		
Bonds	10,000	-
Long-term loans payable	10,380	12,577
Deferred tax liabilities	5,124	1,723
Reserve for retirement benefits	2,901	2,423
Reserve for directors' and corporate auditors' retirement pay	1,161	1,609
Other	1,513	1,450
Total long-term liabilities	31,081	19,784
Total liabilities	115,391	118,812
MINORITY INTERESTS	17,919	16,541
SHAREHOLDERS' EQUITY:		
Capital stock	24,104	24,104
Capital surplus	29,418	29,418
Earned surplus	79,295	75,985
Unrealized valuation gain on other securities – net	4,448	1,830
Cumulative foreign currency translation adjustments	(2,353)	(2,263)
Treasury stock	(2,500)	(2,308)
Total shareholders' equity	132,412	126,768
Total liabilities, minority interests and shareholders' equity	265,724	262,122

Q.P. CORPORATION

Consolidated Statements of Income

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2005 AND 2004

(Millions of yen)

	2005	2004
NET SALES	455,007	423,727
COST OF SALES	346,520	315,628
Gross profit	108,487	108,099
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	95,656	92,437
Operating income	12,830	15,662
NON-OPERATING INCOME:		
Interest income and dividend receivable	465	527
Equity income	183	268
Other	627	594
NON-OPERATING EXPENSES:		
Interest expense	544	620
Other	733	924
Ordinary income	12,829	15,507
EXTRAORDINARY GAINS:		
Gain on sales of fixed assets	24	95
Gain on sales of investment in securities	245	156
Gain on return of the entrusted government's portion of the welfare pension	-	610
Other	91	72
EXTRAORDINARY LOSSES:		
Loss on sales and disposal of fixed assets	554	441
Write-down of investment in securities	6	13
Other	606	1,102
Net income before income taxes and minority interests	12,024	14,883
Income taxes	3,388	5,175
Income taxes deferred	1,910	1,650
Minority interests	1,260	1,050
Net income	5,465	7,006

Q.P. CORPORATION

Consolidated Statements of Shareholders' Equity

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2005 AND 2004

(Millions of yen)

	2005	2004
CAPITAL SURPLUS		
CAPITAL SURPLUS AT BEGINNING OF THE YEAR	29,418	29,418
CAPITAL SURPLUS AT END OF THE YEAR	29,418	29,418
EARNED SURPLUS		
EARNED SURPLUS AT BEGINNING OF THE YEAR	75,985	70,833
INCREASE OF EARNED SURPLUS		
Net income	5,465	7,006
Gain resulting from merger of subsidiaries of each other	-	85
Increase of earned surplus	5,465	7,092
DECREASE OF EARNED SURPLUS		
Cash dividends	2,066	1,838
Directors' and corporate auditors' bonuses	88	100
Decrease of earned surplus	2,155	1,939
EARNED SURPLUS AT END OF THE YEAR	79,295	75,985

Q.P. CORPORATION

Consolidated Statements of Cash Flows

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2005 AND 2004

(Millions of yen)

	2005	2004
I . CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income before income taxes and minority interests	12,024	14,883
Adjustment to reconcile net income before income taxes and minority interests to net cash provided by (used in) operating activities:		
Depreciation and amortization	12,279	12,614
Amortization of consolidation adjustment accounts	28	32
Amortization of bond issue cost	62	-
Equity income	(183)	(268)
Write-down of investment in securities	6	13
Write-down of golf course memberships	71	4
Decrease in reserve for retirement benefits	(3,661)	(4,242)
Decrease in reserve for directors' and corporate auditors' retirement pay	(447)	(11)
Decrease in reserve for sales rebates	(242)	(158)
Increase (Decrease) in reserve for bonuses	70	(228)
Increase in allowance for doubtful accounts	50	42
Interest income and dividend receivable	(465)	(527)
Interest expense	544	620
Loss (Gain) on sales of investment in securities	(231)	3
Loss on sales and disposal of fixed assets	529	346
Decrease (increase) in notes and accounts receivable	(374)	5,758
Decrease (increase) in inventories	43	(769)
Decrease in notes and accounts payable	(353)	(1,782)
Decrease in accounts payable - other	(777)	(3,308)
Increase (decrease) in accrued consumption taxes	168	(771)
Directors' and corporate auditors' bonuses paid	(88)	(100)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	(29)	(34)
Other	1,654	107
Sub total	20,679	22,223
Interest income and dividends received	540	1,032
Interest paid	(532)	(622)
Income taxes paid	(5,001)	(5,255)
Net cash provided by operating activities	15,686	17,377
II . CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of securities	(27)	(27)
Sales of securities	27	42
Purchases of tangible fixed assets	(10,707)	(12,601)
Purchases of intangible fixed assets	(857)	(1,082)
Purchases of investment in securities	(497)	(2,157)
Sales of investment in securities	2,646	1,827
Loans receivable made	(5,813)	(799)
Collection of loans receivable	4,554	1,139
Disbursements for deposit to bank	(220)	(3,036)
Withdrawal of time deposits	369	2,690
Other	(1,100)	1,200
Net cash used in investing activities	(11,625)	(12,806)

	2005	2004
Ⅲ. CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowing on short-term loans	79,247	62,063
Repayment of short-term loans	(72,733)	(66,678)
Borrowing on long-term loans	800	4,663
Repayment of long-term loans	(3,604)	(5,868)
Issue of bonds	9,937	-
Redemption of bonds	(200)	(1,300)
Redemption of convertible bonds	(18,629)	-
Paid in from minority shareholders for increase of common stock of consolidated subsidiary	183	971
Cash dividends paid	(2,066)	(1,838)
Cash dividends paid to minority shareholders	(157)	(114)
Repurchase of treasury stock	(192)	(7)
Net cash used in financing activities	(7,415)	(8,109)
Ⅳ. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	30	(6)
Ⅴ. INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,324)	(3,545)
Ⅵ. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	16,451	19,868
Ⅶ. INCREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM MERGER OF CONSOLIDATED SUBSIDIARY	-	128
Ⅷ. CASH AND CASH EQUIVALENTS AT END OF THE YEAR	13,127	16,451

1. BASIS OF PREPARATIONS FOR CONSOLIDATED FINANCIAL STATEMENTS

Figures of amounts are described by discarding fractions less than one million yen.

(1) CONSOLIDATED SUBSIDIARIES

The Company liquidated Aid Co., Ltd.. Thereby, consolidated subsidiaries are comprised forty-three companies in the current fiscal year.

The principal consolidated subsidiaries are K.R.S. Corporation, Q.P. Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd. and Zenno Q.P. Egg Station Co., Ltd..

Non-consolidated subsidiaries are comprised seventeen companies.

The principal non-consolidated subsidiaries are Kyuso Management Corporation, whose name is changed into Kyuso L-Plan Corporation and Osaka San-Ei Logistics Corporation. These companies are excluded from the consolidation, because their total amounts of assets, sales, net income (equal to the equity share), and earned surplus (equal to the equity share) do not have a significant effect on the total consolidated amounts of assets, sales, net income, and earned surplus.

(2) APPLICATION OF EQUITY METHOD

The equity method is applied to the investments in five affiliated companies including To Solutions Co., Ltd. The principal companies are Aohata Corporation and Summit Oil Mill Co., Ltd.. The investments in seventeen non-consolidated subsidiaries including Kyuso Management Corporation, whose name is changed into Kyuso L-Plan Corporation and in eight affiliated companies including Thai Q.P. Co., Ltd. not to be accounted for by the equity method, are stated at cost, because the amounts calculated by the application of the equity method do not have a significant effect on the total consolidated net income and earned surplus.

(3) CLOSING DATE OF CONSOLIDATED SUBSIDIARIES

The closing date of the Company and K.R.S. Corporation is November 30, Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is December 31, and the others is September 30. The subsidiaries with the closing date of December 31 are consolidated based on their temporary financial statements at November 30. The subsidiaries with the closing date of September 30 are consolidated based on the financial statements at their balance sheet date and significant transactions for the period from October 1 to November 30 are reflected in the consolidated financial statements.

(4) SIGNIFICANT ACCOUNTING POLICIES

a. Valuation basis and valuation methods for significant assets

Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.
2. Stocks of subsidiaries and affiliated companies excluded from application of the equity method are stated at moving average cost.
3. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise shareholders' equity as unrealized valuation gain (loss) on other securities. When sold, cost of sales is determined by the moving average method.
   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.
Hedge accounting is adopted for derivative financial instruments which conform to requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.
Some joint products are stated at retail periodic average cost.

b. Depreciation

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.
Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.
The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.
The same basis with the Corporation Tax Law is adopted for useful life.
Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for significant reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on the proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis based on the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year. Some consolidated subsidiaries adopt other method than the above.

As to the effects of the amendments on the application of the new accounting standards for retirement benefits, the consolidated subsidiary K.R.S Corporation, which is registered on First Section of Tokyo Stock Exchange and Y.M. Kyuso Corporation amortize them equally over five years and account for them as an extraordinary loss.

Prior service liabilities are amortized by the straight-line method over twelve years (except for from ten to thirteen years of K.R.S Corporation) based on the average remaining employees' service years and their amortizations start in the respective accrual years.

Actuarial gains or losses are amortized by the straight-line method over twelve years (except for from ten to thirteen years of K.R.S Corporation) based on the average remaining employees' service years, and their amortizations start in the next year of the respective accrual years.

Retirement benefits systems of the Company and subsidiaries consist of a defined benefit corporate pension plan (Fund-type and Contract-type) and a retirement lump-sum grants system.

Reserve for directors' and corporate auditors' retirement pay

The Company and consolidated subsidiaries provide a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at end of the current fiscal year according to each company's bylaw.

d. Significant deferred assets

Bond issue costs were amortized fully when incurred.

Bond discounts and business commence costs are deferred and amortized by the straight-line method. The amortization period of bond discounts is seven years, and that of business commence costs is five years, maximum amortization period regulated by the Commercial Code Enforcement Regulation.

e. Accounting for significant lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

f. Significant hedge accounting

1. Deferral hedge is adopted in the method of hedge accounting.
   Designation transactions are applied to debts and credits in foreign currency which conform to the requirement of hedge accounting.
2. Hedge instruments are forward exchange contracts.
3. Hedge items are purchase transactions in foreign currencies.
4. The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.
5. Assessment of the effectiveness of hedge accounting
   Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

g. Accounting for consumption taxes

Consumption taxes are recorded in separate accounts.

(5) VALUATION OF ASSETS AND LIABILITIES OF CONSOLIDATED SUBSIDIARIES

The Company adopts the full fair value method, which all assets and liabilities including those of minority interests are valued at fair value when the Company acquired the control as subsidiaries.

(6) CONSOLIDATION ADJUSTMENT ACCOUNTS

Consolidation adjustment accounts are amortized by the straight-line method over five years and small amounts are charged to expense.

(7) STATEMENTS OF RETAINED EARNINGS

Retained earnings are based on the appropriation approved by the shareholders' meeting held during the current accounting period.

(8) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in hand, bank deposits which can be withdrawn freely and easily converted into money, and short-term investments which have an original maturity of three months or less and are not exposed to significant valuation risks.

(Additional information)

Representation on the statement of income regarding an external tax (say the external standard taxation) levied on added value amounts and capital amounts composing corporate enterprise tax

The law for revision of a part of the local tax law (law No 9 of 2003) was promulgated on March 31, 2003, and the external standard taxation system levied on the external of enterprise was enforced from the fiscal year beginning April 1, 2004.

Thereby, a tax levied on the external standard is included in selling, general and administrative expenses from the current consolidated fiscal year in accordance with "Practical guidance for representation on statement of income regarding a tax levied on the external standard"(Practical report No 12 issued by Accounting Standards Board of Japan on February 13, 2004).

As a result, selling, general and administrative expenses increased by ¥ 334 million and operating income, ordinary income and net income before income taxes and minority interests decreased by the same amounts respectively.

The effect on the segment information resulting from this application is reported in Segment Information.

2. NOTES TO CONSOLIDATED BALANCE SHEETS

	Millions of yen	
	November 30, 2005	November 30, 2004
(1) Contingent liabilities (guarantees)	723	1,072
(2) Treasury stock	2,527,890 shares	2,313,776 shares
(Including treasury stock for stock option granted)	(1,110,000 shares)	(1,111,000 shares)
(3) Pledged assets and secured debts		
Pledged assets		
Time deposits	-	150
Tangible fixed assets	10,633	12,757
Total	10,633	12,907
Secured debts		
Accounts payable	-	34
Short-term loans payable	2,238	2,541
Long-term loans payable	3,355	3,837
Bonds	-	200
Total	5,594	6,612
(4) Investment in securities and Sundry investments of non-consolidated subsidiaries and affiliated companies		
Investment in securities	3,396	3,066
Sundry investments	85	85

3. NOTES TO CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen	
	November 30, 2005	November 30, 2004
Research and development costs	2,942	2,755

Research and development costs are all included in general and administrative expenses.

4. NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents comprise as follows:

	Millions of yen	
	November 30, 2005	November 30, 2004
Cash and deposits	13,153	17,097
(Deduction)		
Time deposits with maturity over three months	(26)	(646)
Cash and cash equivalents	13,127	16,451

5. LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees.

Year ended November 30, 2005

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	14,731	6,805	7,926
Tangible fixed assets – Other	7,661	3,390	4,271
Computer software	107	60	46
Total	22,501	10,256	12,245

b. Future lease payments

Due within one year	¥ 4,147	million
Due over one year	¥ 8,514	million
Total	¥ 12,662	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	¥ 4,785	million
Depreciation expense	¥ 4,449	million
Estimated interest expense	¥ 305	million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by a lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Year ended November 30, 2004

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	13,448	5,743	7,704
Tangible fixed assets – Other	8,851	4,279	4,572
Computer software	199	128	70
Total	22,498	10,151	12,347

b. Future lease payments

Due within one year	¥ 4,003	million
Due over one year	¥ 8,923	million
Total	¥ 12,926	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	¥ 4,175	million
Depreciation expense	¥ 3,916	million
Estimated interest expense	¥ 255	million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by a lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

(2) Operating lease transactions

Year ended November 30, 2005

Future lease payments

Due within one year	¥ 88	million
Due over one year	¥ 196	million
Total	¥ 285	million

Year ended November 30, 2004

Future lease payments

Due within one year	¥ 101	million
Due over one year	¥ 315	million
Total	¥ 417	million

6. SECURITIES

Current consolidation fiscal year (as of November 30, 2005)

Securities

1.Held-to-maturity bonds with fair value

(Millions of yen)

	Description	Book value	Fair value	Unrealized gain (loss)
Bonds whose fair value exceeds their book value	(1)Government and local bonds	-	-	-
	(2)Debentures	-	-	-
	(3)Other	-	-	-
	Sub-total	-	-	-
Bonds whose book value exceeds their fair value	(1)Government and local bonds	-	-	-
	(2)Debentures	-	-	-
	(3)Other	1,000	810	(189)
	Sub-total	1,000	810	(189)
Total		1,000	810	(189)

2.Other securities with fair value

(Millions of yen)

	Description	Acquisition cost	Book value	Unrealized gain (loss)
Securities whose book value exceeds their acquisition cost	(1)Stocks	8,041	15,603	7,562
	(2)Bonds			
	(a)Other	-	-	-
	(3)Other	23	32	8
	Sub-total	8,065	15,635	7,570
Securities whose acquisition cost exceeds their book value	(1)Stocks	131	108	(23)
	(2)Bonds			
	(a)Other	-	-	-
	(3)Other	-	-	-
	Sub-total	131	108	(23)
Total		8,196	15,744	7,547

(Note) The Company wrote down by ¥6 million against securities with a remarkable decline in the value of investment.

3.Sales of other securities in the current fiscal year

(Millions of yen)

Aggregate sales amount	Gain	Loss
1,213	245	14

4.Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1)Held-to-maturity bonds Domestic bonds of private placement	27	
(2)Other securities Unlisted stocks	2,830	

5.Redemption schedule of securities with maturity and held-to-maturity bonds of other securities

(Millions of yen)

	Within one year	Over one year within five years	Over five years within ten years	Over ten years
1.Bonds				
(1)Other	27	-	-	1,000
Total	27	-	-	1,000

Previous consolidation fiscal year (as of November 30, 2004)

Securities

1.Held-to-maturity bonds with fair value

(Millions of yen)

	Description	Book value	Fair value	Unrealized gain (loss)
Bonds whose fair value exceeds their book value	(1)Government and local bonds	-	-	-
	(2)Debentures	-	-	-
	(3)Other	-	-	-
	Sub-total	-	-	-
Bonds whose book value exceeds their fair value	(1)Government and local bonds	-	-	-
	(2)Debentures	-	-	-
	(3)Other	2,000	1,904	(95)
	Sub-total	2,000	1,904	(95)
Total		2,000	1,904	(95)

2.Other securities with fair value

(Millions of yen)

	Description	Acquisition cost	Book value	Unrealized gain (loss)
Securities whose book value exceeds their acquisition cost	(1)Stocks	4,178	7,581	3,403
	(2)Bonds			
	(a)Other	388	397	8
	(3)Other	12	16	4
	Sub-total	4,579	7,995	3,416
Securities whose acquisition cost exceeds their book value	(1)Stocks	4,404	4,086	(317)
	(2)Bonds			
	(a)Other	-	-	-
	(3)Other	30	28	(2)
	Sub-total	4,434	4,115	(319)
Total		9,014	12,110	3,096

(Note) The Company wrote down by ¥13 million against securities with a remarkable decline in the value of investment.

3. Sales of other securities in the current fiscal year

(Millions of yen)

Aggregate sales amount	Gain	Loss
952	156	0

4. Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1)Held-to-maturity bonds Domestic bonds of private placement	27	
(2)Other securities Unlisted stocks (except for over-the-counter securities)	3,095	

5. Redemption schedule of securities with maturity and held-to-maturity bonds of other securities

(Millions of yen)

	Within one year	Over one year within five years	Over five years within ten years	Over ten years
1.Bonds				
(1)Other	27	-	-	2,000
Total	27	-	-	2,000

7. DERIVATIVE FINANCIAL TRANSACTIONS

1. Interest rate swap agreements

(Millions of yen)

Classification	Description	November 30, 2005			November 30, 2004		
		Contract amount	Fair value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)
Non-market transactions	Interest rate swap Floating rate receipt, fixed rate payment	-	-	-	100	(1)	(1)
Total		-	-	-	100	(1)	(1)

(Notes)
1. Fair value is based on the price presented by Financial Institutions.
2. Derivative financial transactions, for which the hedge accounting is applied, are excluded from the above table.

8. Retirement Benefits

1. Retirement benefit obligations

(Millions of yen)

	Current fiscal year (As of November 30, 2005)	Previous fiscal year (As of November 30, 2004)
(1) Retirement benefit obligations	(57,158)	(56,893)
(2) Pension fund assets	61,919	51,171
(3) Unrecognized retirement benefit obligations	4,761	(5,722)
(4) Unrecognized pension fund assets	(5,895)	-
(5) Unrecognized effects of the amendments on the application of the new accounting standards for retirement benefits	-	382
(6) Unrecognized actuarial losses	14,491	16,565
(7) Unrecognized prior service liabilities	(9,120)	(10,024)
(8) Gain on the return of the entrusted government's portion of the welfare pension	-	(610)
(9) Net retirement benefit obligation recognized in the consolidated balance sheet	4,236	590
(10) Reserve for retirement benefits	(2,901)	(2,423)
(11) Prepaid pension cost	7,138	3,014

2. Retirement benefit costs

(Millions of yen)

	Current fiscal year (From December 1, 2004 to November 30, 2005)	Previous fiscal year (From December 1, 2003 to November 30, 2004)
(1) Service costs (Note)	1,863	2,137
(2) Interest costs	1,168	1,181
(3) Expected return on pension fund assets	(1,692)	(1,484)
(4) Recognition of prior service liabilities	(904)	(919)
(5) Amortization of actuarial losses	1,589	1,655
(6) Amortization of effects of the amendments on the application of the new accounting standards for retirement benefits	382	382
Retirement benefit costs	2,406	2,952

(Note) The costs which the companies to which employees are on loan, and employees themselves should bear, are excluded from service costs.

3. Calculation basis of retirement benefit obligations

	Current fiscal year (As of November 30, 2005)	Previous fiscal year (As of November 30, 2004)
(1) Discount rate	2.3%	2.3%
(2) Expected return rate on pension fund assets	4.0%	4.0%
(3) Recognition method of the projected retirement benefit obligations	Straight-line method	Straight-line method
(4) Recognition term of prior service liabilities	Twelve years except for K.R.S. Corporation (from ten to thirteen years)	Twelve years except for K.R.S. Corporation (from ten to thirteen years)
(5) Amortization term of actuarial gains or losses	Twelve years except for K.R.S. Corporation (from ten to thirteen years) Actuarial gains or losses are amortized by the straight-line method over a certain period within an average remaining service period of employees from the next year of the respective accrual years.	Twelve years except for K.R.S. Corporation (from ten to thirteen years) Actuarial gains or losses are amortized by the straight-line method over a certain period within an average remaining service period of employees from the next year of the respective accrual years.
(6) Amortization term of effects of the amendments on the application of the new accounting standards for retirement benefits	- (The effects of K.R.S. Corporation and Y.M. Kyuso Corporation are amortized by the straight-line method over five years.)	- (The effects of K.R.S. Corporation and Y.M. Kyuso Corporation are amortized by the straight-line method over five years.)

9.TAX-EFFECT ACCOUNTING

(Millions of yen)

	Current fiscal year (As of November 30, 2005)	Previous fiscal year (As of November 30, 2004)
1. The principal details of deferred tax assets and liabilities are as follows:		
Deferred tax assets		
Unrealized gains	1,221	1,265
Reserve for sales rebates	295	425
Reserve for bonuses	707	948
Accrued enterprise taxes	142	219
Reserve for directors' and corporate auditors' retirement pay	482	664
Reserve for retirement benefits	1,184	1,237
Trust to cover retirement benefit obligations	1,442	1,442
Allowance for doubtful accounts	104	116
Write-down of golf course memberships	284	363
Other	970	315
Sub-total deferred tax assets	6,835	6,997
Valuation reserve	(246)	(115)
Total deferred tax assets	6,589	6,881
Deferred tax liabilities		
Prepaid pension costs	(3,041)	(1,560)
Valuation difference of fixed assets	(965)	(965)
Reserve for deduction entry of property by purchase	(1,555)	(1,576)
Unrealized gain on other securities	(3,148)	(1,141)
Other	(45)	(53)
Total deferred tax liabilities	(8,757)	(5,299)
Net deferred tax assets	(2,168)	1,582
Net deferred tax assets included in the consolidated balance sheets are as follows:		
Current assets-Deferred tax assets	1,894	1,967
Fixed assets-Deferred tax assets	1,063	1,338
Current liabilities -Deferred tax liabilities	(2)	-
Long-term liabilities -Deferred tax liabilities	(5,124)	(1,723)
2. The principal details of the material differences between the statutory effective tax rate and the actual burden tax rate after application of tax-effect accounting		
The statutory effective tax rate	40.7%	42.0%
(Adjustments)		
Loss carry forward of consolidated subsidiaries not to have recognized tax-effect	0.5%	1.6%
Permanent exclusion from expenses	1.6%	1.3%
Tax free income	(0.4%)	(0.5%)
Capita levy on inhabitant tax	1.5%	1.2%
Other	0.2%	0.3%
Actual burden tax rate after application of tax effect accounting	44.1%	45.9%

10. SEGMENT INFORMATION

(1) Segment information of business lines

Current fiscal year (From December 1, 2004 to November 30, 2005)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
1.Sales and operating income					
Sales					
(1) Sales to customers	367,774	87,233	455,007	-	455,007
(2) Internal sales or transfers to/from segments	9	24,245	24,254	(24,254)	-
Total	367,783	111,478	479,262	(24,254)	455,007
Operating expenses	353,425	107,457	460,883	(18,706)	442,176
Operating income	14,357	4,021	18,379	(5,548)	12,830
2.Allocated assets, depreciation expense and capital expenditure					
Assets	178,684	62,598	241,283	24,441	265,724
Depreciation expense	10,155	2,043	12,198	80	12,279
Capital expenditure	10,027	2,074	12,102	108	12,210

Previous fiscal year (From December 1, 2003 to November 30, 2004)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
1.Sales and operating income					
Sales					
(1) Sales to customers	340,713	83,014	423,727	-	423,727
(2) Internal sales or transfers to/from segments	15	23,915	23,930	(23,930)	-
Total	340,728	106,929	447,658	(23,930)	423,727
Operating expenses	324,034	102,529	426,564	(18,498)	408,065
Operating income	16,694	4,399	21,094	(5,431)	15,662
2.Allocated assets, depreciation expense and capital expenditure					
Assets	178,352	61,606	239,958	22,163	262,122
Depreciation expense	10,316	2,212	12,528	86	12,614
Capital expenditure	11,121	2,611	13,733	44	13,778

(Notes) a. Methods determining business segments
Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Mayonnaise and dressings, Fruit applications and cooked foods, Egg products, Healthcare products, Vegetables and salads
Distribution	Storage and transportation

c. Operating expenses unable to allocate to segments, mainly belong to the general control division in the head office of the Company, and consolidated subsidiaries K. System Co., Ltd. and Kewpie Ai Co., Ltd.
Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 5,782 million and ¥ 5,673 million for the fiscal years ended November 30, 2005 and 2004, respectively.

d. Assets unable to allocate to segments, are mainly spare working fund and investment capital (cash, deposits, securities and investment in securities) and belong to the general control division in the head office of the Company.
Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 33,141 million and ¥ 30,957 million for the fiscal years ended November 30, 2005 and 2004, respectively.

e. Long-term prepaid expenses are included in capital expenditure, and their depreciation in depreciation expense.

f. Additional information
Representation on the statement of income regarding an external tax (say the external standard taxation) levied on added value amounts and capital amounts composing corporate enterprise tax

The law for revision of a part of the local tax law (law No 9 of 2003) was promulgated on March 31, 2003, and the external standard taxation system levied on the external of enterprise was enforced from the fiscal year beginning April 1, 2004.
Thereby, a tax levied on the external standard is included in selling, general and administrative expenses from the current consolidated fiscal year in accordance with "Practical guidance for representation on statement of income regarding a tax levied on the external standard"(Practical report No 12 issued by Accounting Standards Board of Japan on February 13, 2004).
As a result, operating expenses in the Foodstuffs business increased by ¥ 66 million and operating income decreased by the same amounts, and operating expenses in the Distribution business increased by ¥ 51 million and operating income decreased by the same amounts.

Operating expenses that cannot be allocated to particular segments, increased by ¥ 216 million.

(2) Geographical business

Segment information of geographical business is not disclosed since the proportion of domestic sales and assets in the fiscal years ended November 30, 2005 and 2004, exceed 90% to the total amount of all segment sales and all segment assets, respectively.

(3) Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the fiscal years ended November 30, 2005 and 2004, are less than 10% of consolidated sales, respectively.

11. RELATED PARTIES' TRANSACTIONS

Current fiscal year (From December 1, 2004 to November 30, 2005)

Parent company, principal corporate shareholders, and other

(Millions of yen)

Attribution	Corporate name	Address	Capital stock	Principal business	Percentage of voting right	Relationship		Transaction		Amount	Account	End of year
						Number of interlocking directors and corporate auditors	On business					
Principal corporate shareholders and other affiliated companies	Nakashimato Co., Ltd.	Shibuya-ku,Tokyo	50	Sales of processed foodstuffs	Direct 17.3% Indirect 3.2%	4 persons	Purchase of products	Operating	Purchase of products	40,551	Accounts payable-trade	6,820
								Non-operating	Consignment of caluculation office work	666	Accounts payable-other	4

Transaction's term and policy

1. Purchase prices of products and charges of consignment of caluculation office work are determined in accordance with the general transaction's term in consideration of the market prices.
2. In comparison with the tables of the previous year and the current year, the remarkable decrease in the amount of non-operating transactions and its balance of end of year resulted from spinning the information system division of Nakashimato Co., Ltd. on April 1, 2005 off To Solusions Co., Ltd., which was accounted for by the equity method.

(Note) Amounts in End of year include consumption taxes and those of Transaction exclude them.

Previous fiscal year (From December 1, 2003 to November 30, 2004)

Parent company, principal corporate shareholders, and other

(Millions of yen)

Attribution	Corporate name	Address	Capital stock	Principal business	Percentage of voting right	Relationship		Transaction		Amount	Account	End of year
						Number of interlocking directors and corporate auditors	On business					
Principal corporate shareholders and other affiliated companies	Nakashimato Co., Ltd.	Shibuya-ku,Tokyo	119	Sales of processed foodstuffs	Direct 17.2% Indirect 3.1%	3 persons	Purchase of products	Operating	Purchase of products	40,178	Accounts payable-trade	6,662
								Non-operating	Consignment of caluculation office work	2,113	Accounts payable-other	290

Transaction's term and policy
Purchase prices of products and charges of consignment of caluculation office work are determined in accordance with the general transaction's term in consideration of the market prices.

(Note) Amounts in End of year include consumption taxes and those of Transactions exclude them.

DESCRIPTION OF PRODUCTION, PRODUCTION BUSINESS UNDER CONTRACT RECEIVED AND SALES

1. Production results

(Millions of yen)

Business segment	Year ended November 30, 2005	
		Percentage to the previous fiscal year
Foodstuffs	216,650	107.6%
Total	216,650	107.6%

(Note)1.Production activity is not conducted in Distribution business.
2.Consumption taxes are not included in the above table.

2. Purchasing results

(Millions of yen)

Business segment	Year ended November 30, 2005	
		Percentage to the previous fiscal year
Foodstuffs	53,544	100.3%
Distribution	6,727	115.7%
Total	60,272	101.8%

(Note) Consumption taxes are not included in the above table.

3. Production business under contract received
The Company and subsidiaries do not conduct production business under contract received.

4. Sales results

(Millions of yen)

Business segment	Line of Products	Year ended November 30, 2005	Year ended November 30, 2004
Foodstuffs	Mayonnaise and dressings	115,211	111,558
	Fruit applications and cooked foods	50,256	50,675
	Egg products	90,197	76,214
	Healthcare products	14,952	14,291
	Vegetables and salads	97,155	87,974
	Sub-total	367,774	340,713
Distribution	Storage and transportation	87,233	83,014
Total		455,007	423,727

(Note)1. Consumption taxes are not included in the above table.
2. Sales results represent the sales to outside customers.

Q.P. CORPORATION

BRIEFING OF THE ACCOUNT

(NON-CONSOLIDATION)

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2005

(Translation)

January 11, 2006

BRIEFING OF THE ACCOUNT (NON-CONSOLIDATION)
FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2005

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Director and General Manager of Administration Division Tel. +81-3-3486-3331
Board of directors for approval of the account:	January 11, 2006
Ordinary general meeting of shareholders:	February 22, 2006
Date of the dividend payment:	February 23, 2006

The Company makes interim dividends.

The unit of shares for one vote is 100 shares.

1. Business results for the fiscal year ended November 30, 2005 (From December 1, 2004 to November 30, 2005):

(1) Operating results

	Year ended November 30, 2005	Year ended November 30, 2004
Net sales	¥232,668 million (1.1%)	¥230,110 million (-14.4%)
Operating income	¥6,074 million (-16.5%)	¥7,273 million (-31.5%)
Ordinary income	¥6,453 million (-15.8%)	¥7,663 million (-31.9%)
Net income	¥3,769 million (-16.8%)	¥4,529 million (-33.4%)
Net income per share-primary	¥24.44	¥29.27
Net income per share-diluted	¥22.83	¥27.21
Return on equity	3.2%	4.0%
Ordinary income to total assets	3.4%	4.0%
Ordinary income to net sales	2.8%	3.3%

(Notes)

1. Weighted average number of shares: 153,006,803 shares (2005); 153,204,360 shares (2004)
2. Changes in accounting principles in the current fiscal year: None
3. The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of increase or decrease compared with the previous year.

(2) Dividend policy

	Year ended November 30, 2005	Year ended November 30, 2004
Dividends per share	¥13.00	¥13.00
Interim	¥6.50	¥6.00
Year-ended	¥6.50	¥7.00
Total amount of yearly dividends	¥1,988 million	¥1,991 million
Dividend pay-out ratio	53.2%	44.4%
Dividend to shareholders' equity	1.7%	1.7%

(3) Financial conditions

	Year ended November 30, 2005	Year ended November 30, 2004
Total assets	¥ 189,865 million	¥ 188,772 million
Shareholders' equity	¥ 118,987 million	¥ 115,012 million
Equity ratio	62.7%	60.9%
Shareholders' equity per share	¥ 777.57	¥ 750.44
(Notes)		
1. Number of outstanding shares	152,986,058 shares	153,200,172 shares
2. Number of treasury stock	2,478,457 shares	2,264,343 shares

2. Estimate of operating results for the fiscal year ending November 30, 2006 (From December 1, 2005 to November 30, 2006):

	Interim period	Yearly period
Net sales	¥ 116,400 million	¥ 235,200 million
Ordinary income	¥ 4,000 million	¥ 7,000 million
Net income	¥ 2,100 million	¥ 3,650 million
Dividends per share		
Interim	¥ 6.50	-
Yearly	-	¥ 6.50

(Reference) Estimate of yearly net income per share ¥ 23.65

(Notes)
(1)Figures of amounts are described by discarding fractions less than one million yen.
(2)The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results, and the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Q.P. CORPORATION

Non-Consolidated Balance Sheets

NOVEMBER 30, 2005 AND 2004

(Millions of yen)

ASSETS	2005	2004
CURRENT ASSETS:		
Cash and deposits	10,182	10,832
Notes	587	663
Accounts receivable	34,294	35,395
Inventories	7,832	8,135
Short-term loans receivable	25,301	25,568
Deferred tax assets	621	660
Other	2,796	3,386
Allowance for doubtful accounts	(208)	(212)
Total current assets	81,407	84,430
FIXED ASSETS:		
Tangible fixed assets		
Buildings	23,609	24,630
Machinery and equipment	16,325	16,881
Land	16,171	15,822
Construction in progress	1,369	1,314
Other	2,520	2,600
Total tangible fixed assets	59,996	61,249
Intangible fixed assets	1,511	1,533
Investments and other assets		
Investment in securities	16,501	14,379
Stocks of subsidiaries and affiliated companies	19,249	19,258
Prepaid pension costs	6,625	3,834
Other	5,178	4,701
Allowance for doubtful accounts	(603)	(613)
Total investment and other assets	46,951	41,559
Total fixed assets	108,458	104,342
Total assets	189,865	188,772

LIABILITIES AND SHAREHOLDERS' EQUITY	2005	2004
CURRENT LIABILITIES:		
Accounts payable	21,114	22,206
Short-term loans payable	10,358	4,905
Current portion of convertible bonds	-	18,629
Accounts payable-other	8,388	8,075
Accrued income taxes	447	474
Reserve for sales rebates	726	968
Reserve for bonuses	258	245
Other	3,613	3,942
Total current liabilities	44,906	59,447
LONG-TERM LIABILITIES:		
Bonds	10,000	-
Long-term loans payable	4,312	4,576
Reserve for directors' and corporate auditors' retirement pay	455	948
Deferred tax liabilities	4,852	1,859
Other	6,352	6,929
Total long-term liabilities	25,971	14,312
Total liabilities	70,878	73,760
SHAREHOLDERS' EQUITY:		
Capital stock	24,104	24,104
Capital surplus	29,418	29,418
Capital surplus reserve	29,418	29,418
Earned surplus	63,957	62,299
Earned surplus reserve	3,115	3,115
Voluntary retained earnings	56,915	54,447
Special depreciation reserve	49	61
Reserve for deduction entry of property replaced by purchase	2,105	2,126
Special account reserve for deduction entry of property replaced by purchase	59	59
General reserve	54,700	52,200
Unappropriated retained earnings	3,927	4,736
Unrealized valuation gain on other securities – net	3,994	1,484
Treasury stock	(2,487)	(2,294)
Total shareholders' equity	118,987	115,012
Total liabilities and shareholders' equity	189,865	188,772

Q.P. CORPORATION

Non-Consolidated Statements of Income

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2005 AND 2004

(Millions of yen)

	2005	2004
NET SALES	232,668	230,110
COST OF SALES	160,486	158,229
Gross profit	72,181	71,880
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	66,106	64,607
Operating income	6,074	7,273
NON-OPERATING INCOME:		
Interest income and dividend receivable	745	861
Other	359	224
NON-OPERATING EXPENSES:		
Interest expense	283	279
Other	444	416
Ordinary income	6,453	7,663
EXTRAORDINARY GAINS:		
Gain on sales of investment in securities	139	153
Reversal of allowance for doubtful accounts	82	-
Gain on sales of stocks of subsidiaries and affiliated companies	-	409
Gain on return of the entrusted government's portion of the welfare pension	-	412
Other	0	34
EXTRAORDINARY LOSSES:		
Loss on disposal of fixed assets	363	295
Loss on sales of stocks of subsidiaries and affiliated companies	-	152
Write-down of investment in securities	6	10
Other	294	526
Net income before income taxes	6,011	7,689
Income taxes	930	1,805
Income taxes deferred	1,310	1,354
Net income	3,769	4,529
Retained earnings at beginning of the year	1,151	1,126
Interim dividends	994	919
Unappropriated retained earnings	3,927	4,736

Q.P. CORPORATION

Proposal of Appropriated Retained Earnings

(Millions of yen)

	2005	2004
UNAPPROPRIATED RETAINED EARNINGS	3,927	4,736
REVERSAL OF VOLUNTARY RETAINED EARNINGS:		
Special depreciation reserve	15	18
Reserve for deduction entry of property replaced by purchase	29	20
Special account reserve for deduction entry of property replaced by purchase	59	-
	105	38
Total	4,032	4,775
APPROPRIATED RETAINED EARNINGS:		
Cash dividends	994	1,072
Directors' and corporate auditors' bonuses	30	44
Reserve for voluntary retained earnings		
Special depreciation reserve	5	6
Reserve for deduction entry of property replaced by purchase	60	-
General reserve	1,800	2,500
	1,866	2,506
	2,891	3,623
UNAPPROPRIATED RETAINED EARNINGS OF CARRY FORWARD TO NEXT YEAR	1,141	1,151

(Note) Special depreciation reserve, reserve for deduction entry of property replaced by purchase, and special account reserve for deduction entry of property replaced by purchase are accounted for in conformity with Corporation Income Tax Law and the Special Taxation Measures Law.

1. SIGNIFICANT ACCOUNTING POLICIES

Figures of amounts are described by discarding fractions less than one million yen.

a. Valuation basis and valuation methods for significant assets

Securities

1. Stocks of subsidiaries and affiliated companies are stated at moving average cost.
2. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise shareholders' equity as unrealized valuation gain (loss) on other securities. When sold, cost of sales is determined by the moving average method.

   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.

Hedge accounting is adopted for derivative financial instruments which conform to requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.

Some joint products are stated at retail periodic average cost.

b. Depreciation

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.

Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Deferred assets

Bond issue costs were amortized fully when incurred.

d. Accounting standards for reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on the proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis based on the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year.

Prior service liabilities are amortized by the straight-line method over twelve years based on the average remaining employees' service years and their amortization starts in the respective accrual years.

Actuarial gains or losses are amortized by the straight-line method over twelve years based on the average remaining employees' service years and their amortizations start in the next year of the respective accrual years.

As the pension fund assets exceeded retirement benefit obligations in the current fiscal year, its excess amounts were accounted for as prepaid pension costs in investments and other assets.

Retirement benefits systems of the Company consist of a defined benefit corporate pension plan (Fund-type and Contract-type).

Reserve for directors' and corporate auditors' retirement pay

The Company provides a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at end of the current fiscal year according to the Company's bylaw.

e. Accounting for lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

f. Hedge accounting

1.Deferral hedge is adopted in the method of hedge accounting.

Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting.

2.Hedge instruments are forward exchange contracts.

3.Hedge items are purchase transactions in foreign currencies.

4.The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.

5. Assessment of the effectiveness of hedge accounting

Control procedures of hedge transactions are executed according to the Company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

g. Accounting for consumption tax

Consumption taxes are recorded in separate accounts.

(Additional information)

Representation on the statement of income regarding an external tax (say the external standard taxation) levied on added value amounts and capital amounts composing corporate enterprise tax

The law for revision of a part of the local tax law (law.No 9 of 2003) was promulgated on March 31, 2003, and the external standard taxation system levied on the external of enterprise was enforced from the fiscal year beginning April 1, 2004.

Thereby, a tax levied on the external standard is included in selling, general and administrative expenses from the current fiscal year in accordance with "Practical guidance for representation on statement of income regarding a tax levied on the external standard"(Practical report No 12 issued by Accounting Standards Board of Japan on February 13, 2004).

As a result, selling, general and administrative expenses increased by ¥ 216 million and operating income, ordinary income and net income before income taxes decreased by the same amount respectively.

2. NOTES TO BALANCE SHEETS

	Millions of yen	
	November 30, 2005	November 30, 2004
(1) Accumulated depreciation of tangible fixed assets	95,899	91,594
(2) Contingent liabilities (guarantees)	3,290	2,907
(3) Treasury stock	2,487	2,294
(Including treasury stock for stock option granted)	(2,478,457 shares)	(2,264,343 shares)

3. NOTES TO STATEMENTS OF INCOME

	Millions of yen	
	November 30, 2005	November 30, 2004
(1) Detail of extraordinary losses – other		
Allowance for doubtful accounts	19	208
(2) Research and development costs included in selling, general and administrative expenses	2,271	2,159

(Notes)Research and development costs are all included in general and administrative expenses.

4. LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees.

Year ended November 30, 2005

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixtures	1,131	532	599
Auto and transportation equipment	739	337	401
Machinery and equipment	190	118	71
Computer software	90	53	37
Total	2,152	1,041	1,110

b. Future lease payments

Due within one year	¥ 538	million
Due over one year	¥ 586	million
Total	¥ 1,124	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	¥ 663	million
Depreciation expense	¥ 640	million
Estimated interest expense	¥ 21	million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by a lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Year ended November 30, 2004

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixtures	1,668	1,137	530
Auto and transportation equipment	1,071	644	427
Machinery and equipment	213	111	101
Computer software	162	106	55
Total	3,115	2,000	1,115

b. Future lease payments

Due within one year	¥ 571	million
Due over one year	¥ 559	million
Total	¥ 1,131	million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 736	million
Depreciation expense	¥ 710	million
Estimated interest expense	¥ 23	million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

5. SECURITIES

Securities (except for stocks of subsidiaries and affiliated companies with fair value) in the previous and current consolidation fiscal year are presented on Notes to the consolidated financial statements.

Securities

Stocks of subsidiaries and affiliated companies with fair value

(Millions of yen)

Description	November 30, 2005			November 30, 2004		
	Book value	Fair value	Unrealized gain (loss)	Book value	Fair value	Unrealized gain (loss)
Stocks of subsidiaries	3,472	9,921	6,448	3,472	8,467	4,995
Stocks of affiliated companies	290	1,871	1,580	290	1,338	1,047
Total	3,763	11,792	8,029	3,763	9,806	6,043

6. TAX-EFFECT ACCOUNTING

(Millions of yen)

	Current fiscal year (As of November 30, 2005)	Previous fiscal year (As of November 30, 2004)
The principal details of deferred tax assets and liabilities are as follows:		
Deferred tax assets		
Current assets		
Reserve for sales rebates	295	394
Accrued enterprise taxes	83	38
Other	243	227
Total	621	660
Fixed assets		
Trust to cover retirement benefit obligations	1,442	1,442
Reserve for directors' and corporate auditors' retirement pay	185	385
Other	512	475
Sub Total	2,140	2,303
Valuation reserve	(61)	(62)
Total	2,078	2,241
Total deferred tax assets	2,700	2,902
Deferred tax liabilities		
Long-term liabilities		
Prepaid pension costs	(2,696)	(1,560)
Reserve for deduction entry of property replaced by purchase	(1,466)	(1,486)
Special depreciation reserve	(27)	(34)
Unrealized valuation gain on other securities – net	(2,741)	(1,019)
Total	(6,931)	(4,100)
Total deferred tax liabilities	(6,931)	(4,100)
Net deferred tax assets (liabilities)	(4,230)	(1,198)

7. SIGNIFICANT SUBSEQUENT EVENT

None

Q. P. CORPORATION

Supplementary Data for The Brief Note of The Account

for The Fiscal Year Ended November 30, 2005

(Notes)

Figures less than units indicated are rounded off, except for section 8.

The estimate information in this data is reported based on available information and uncertain factors, which may have an effect on the future operating results.

As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

1. Sales - Results And Estimates

(Consolidation)

(Billions of yen)

	FY2003	FY2004	FY2005	FY2006 Estimate	Increase (Decrease)
Mayonnaise and dressings	111.4	111.6	115.2	119.1	3.9
Mayonnaise	59.8	56.6	57.0	58.2	1.2
Dressings	51.6	55.0	58.2	60.9	2.7
Fruit applications and cooked foods	51.6	50.7	50.3	50.5	0.2
Egg products	82.2	76.2	90.2	87.7	(2.5)
Egg material products	52.3	47.5	60.7	56.7	(4.0)
Processed egg products	19.3	18.0	18.7	19.5	0.8
Fine chemical	5.3	5.8	6.1	6.8	0.7
Other	5.3	4.9	4.7	4.7	0.0
Healthcare products	14.5	14.3	15.0	15.2	0.2
Baby foods	5.4	5.0	5.1	5.4	0.3
Health foods	6.1	6.2	5.9	6.8	0.9
Nursing care foods	0.4	0.5	0.6	0.8	0.2
Other	2.6	2.6	3.4	2.2	(1.1)
Vegetables and salads	97.3	88.0	97.2	98.3	1.1
Prepared food and salads	32.9	29.1	28.6	29.0	0.4
Cut vegetables	4.6	5.1	6.3	6.8	0.5
CVS vendors	21.7	25.7	34.6	34.9	0.3
Other	38.0	28.1	27.6	27.6	0.0
Distribution systems	80.0	83.0	87.2	89.2	2.0
Total	437.0	423.7	455.0	460.0	5.0

(Q. P. Corporation)

(Billions of yen)

	FY2003	FY2004	FY2005	FY2006 Estimate	Increase (Decrease)
Mayonnaise and dressings	100.2	98.5	102.1	105.3	3.2
Fruit applications and cooked foods	50.6	47.5	46.0	46.7	0.7
Egg products	77.0	43.7	45.5	43.8	(1.7)
Healthcare products	14.5	14.3	15.0	15.2	0.2
Vegetables and salads	23.3	22.5	20.6	20.8	0.2
Rental of facilities	3.3	3.6	3.5	3.4	(0.1)
Total	269.0	230.1	232.7	235.2	2.5

Mayonnaise and Dressings Sales Condition by Market Type (Q. P. Corporation)

		FY2003	FY2004	FY2005
Home-use	Volume (1000t)	130	125	128
	Amount (¥ bn)	65.5	63.8	66.4
Commercial-use	Volume (1000t)	89	89	89
	Amount (¥ bn)	30.7	30.5	31.4

2. Marginal Income *1 - Results And Estimates

(Billions of yen)

	FY2003	FY2004	FY2005	FY2006 Estimate	Increase (Decrease)
Core business *2	27.7	25.9	26.3	26.8	0.5
Egg products	10.5	10.6	9.4	11.0	1.6
Healthcare products	2.2	2.2	2.1	2.3	0.2
Vegetables and salads	5.3	4.2	4.5	5.2	0.7
Distribution systems	6.7	7.0	6.3	6.5	0.2
Total	52.4	49.9	48.6	51.8	3.2

(Notes)

*1.Marginal income is income after subtracting sales promotion expense, warehousing and carrying charge and other direct sales costs from gross profit on sales.

*2. Core business consists of Mayonnaise and dressings and Fruit applications and cooked foods.

3. Administrative Expenses - Results And Estimates

(Consolidation)

(Billions of yen)

	FY2003	FY2004	FY2005	FY2006 Estimate	Increase (Decrease)
Sale promotion expense	21.9	22.4	22.5	22.6	0.1
Advertising expense	9.1	9.0	9.5	9.4	(0.1)
Warehousing and carrying charge	24.9	24.5	26.4	27.3	0.9
Labor expense	19.5	19.4	19.7	19.8	0.1
R&D expense	2.8	2.8	2.9	3.2	0.3

(Q. P. Corporation)

(Billions of yen)

	FY2003	FY2004	FY2005	FY2006 Estimate	Increase (Decrease)
Sale promotion expense	21.4	21.6	21.5	21.3	(0.2)
Advertising expense	9.0	8.6	9.1	9.0	(0.1)
Warehousing and carrying charge	17.7	11.9	12.1	12.8	0.7
Labor expense	12.4	11.2	11.6	11.5	(0.1)
R&D expense	2.5	2.2	2.3	2.5	0.2

4. Non-operating income and expenses, extraordinary gains and losses

– Results And Estimate and Principal items of increase or decrease in comparison with the previous year

(Consolidation)

(Billions of yen)

	FY2004	FY2005	Description of principal change		FY2006 Estimate
Non-operating income and expenses-Net	(0.2)	0.0	Decrease in disposal of inventories	(0.2)	(0.4)
Extraordinary gains and losses-Net	(0.6)	(0.8)	Decrease in gain on return of the entrusted government's portion of the welfare pension Decrease in loss on sale of stocks of subsidiaries	(0.6) +0.2	(1.2)

5. Change in consolidated balance sheets

(Billions of yen)

	Nov.30, 2004	Nov.30, 2005	Increase (Decrease)	Description of principal change	
(Assets)					
Current assets	104.2	100.5	(3.7)	Decrease in cash and deposits	(3.9)
Fixed assets					
Tangible and intangible fixed assets	121.4	120.8	(0.6)	Increase in purchase Decrease in depreciation	+12.2 (12.3)
Investment and other assets	35.9	44.0	+8.1	Rise in stock prices Increase in prepaid pension costs	+2.7 +4.1
(Liabilities)					
	118.8	115.4	(3.4)	Redemption of convertible bonds Bond issue Increase in interest-bearing debt	(18.6) +10.0 +4.1
(Shareholders' equity)					
	126.8	132.4	+5.6	Increase in earned surplus Increase in valuation gain on other securities Purchase of treasury stock	+3.3 +2.6 (0.2)

6. Capital Investments And Depreciation Expense - Results And Estimates

(Consolidation)

(Billions of yen)

	FY2003	FY2004	FY2005	FY2006 Estimate	Increase
Capital Investments	13.5	13.8	12.2	14.1	1.9
Depreciation Expense	13.1	12.6	12.3	12.4	0.1

7. Business results of principal subsidiaries in 2005

(Millions of yen)

	Sales	Operating income	Net income	Total assets	Shareholders' equity	Percentage of voting rights
Q.P. Egg Co., Ltd *1	64,870	1,201	689	16,234	4,540	88.0
Deria Foods Co., Ltd *2	31,849	21	1	6,515	810	100.0
KRS Corporation *3	92,125	2,207	1,115	40,156	21,097	44.9

(Notes)

1. Percentage of voting rights includes the proportion of indirect ownership.
2. *1Q.P. Egg Co., Ltd which is engaged in manufacture and sale of egg materials plays a core part in the egg products business.
3. *2Deria Foods Co., Ltd which is engaged in sale of prepared food and salads plays a core part in the vegetables and salads business.
4. *3 KRS Corporation plays a core part in the distribution systems business.

8. Principal management index

(Consolidation)

Term ended		FY2001	FY2002	FY2003	FY2004	FY2005
Net sales	(millions of yen)	396,697	434,480	437,032	423,727	455,007
Year-to-year percentage change	(%)	3.2	9.5	0.6	(3.0)	7.4
Operating income	(millions of yen)	17,058	18,586	18,255	15,662	12,830
Year-to-year percentage change	(%)	10.3	9.0	(1.8)	(14.2)	(18.1)
Operating income to net sales	(%)	4.3	4.3	4.2	3.7	2.8
Ordinary income	(millions of yen)	17,039	18,262	17,532	15,507	12,829
Ordinary income to net sales	(%)	4.3	4.2	4.0	3.7	2.8
Net income	(millions of yen)	8,005	9,306	8,675	7,006	5,465
Net income ratio	(%)	2.0	2.1	2.0	1.7	1.2
Shareholders' equity	(millions of yen)	107,428	114,015	120,504	126,768	132,412
Total assets	(millions of yen)	257,679	270,181	269,559	262,122	265,724
Equity ratio	(%)	41.7	42.2	44.7	48.4	49.8
Shareholders' equity per share	(yen)	696.21	744.11	786.15	827.17	865.32
Net income per share - primary	(yen)	51.78	60.36	56.08	45.18	35.25
Net income per share - diluted	(yen)	45.46	55.11	51.53	41.63	32.64
Return on equity	(%)	7.5	8.4	7.4	5.7	4.2
Ordinary income to total assets	(%)	6.5	6.9	6.5	5.8	4.9
Net cash provided by operating activities	(millions of yen)	19,603	22,829	18,550	17,377	15,686
Net cash used in investing activities	(millions of yen)	(15,157)	(25,388)	(13,419)	(12,806)	(11,625)
Net cash used in financing activities	(millions of yen)	(16,592)	(6,897)	(2,116)	(8,109)	(7,415)
Free cash flow	(millions of yen)	4,446	(2,559)	5,131	4,571	4,061
Free cash flow per share	(yen)	28.75	(16.60)	33.50	29.85	26.55
Cash and cash equivalents at end of the year	(millions of yen)	24,128	16,950	19,868	16,451	13,127
Interest-bearing debt	(millions of yen)	47,321	50,242	49,910	42,787	38,042
Number of regular full-time employees [Average number of temporary employees]		6,115 [5,468]	8,550 [8,136]	8,109 [7,913]	8,529 [8,483]	8,548 [8,351]

(Notes)

1. Consumption taxes are not included in net sales.
2. Increase in net sales and number of employees for the term ended November 30, 2002 was principally attributable to increase of consolidated companies(eleven companies). In addition, increase in net income was principally attributable to gain on return of the entrusted government's portion of the welfare pension fund.

(Q. P. Corporation)

Term ended		FY2001	FY2002	FY2003	FY2004	FY2005
Net sales	(millions of yen)	260,466	271,208	268,958	230,110	232,668
Year-to-year percentage change	(%)	(3.5)	4.1	(0.8)	(14.4)	1.1
Operating income	(millions of yen)	10,836	10,457	10,617	7,273	6,074
Year-to-year percentage change	(%)	2.4	(3.5)	1.5	(31.5)	(16.5)
Operating income to net sales	(%)	4.2	3.9	4.0	3.1	2.6
Ordinary income	(millions of yen)	11,329	10,582	11,248	7,663	6,453
Ordinary income to net sales	(%)	4.3	3.9	4.2	3.3	2.8
Net income	(millions of yen)	6,268	6,030	6,805	4,529	3,769
Net income ratio	(%)	2.4	2.2	2.5	1.9	1.6
Capital stock	(millions of yen)	24,103	24,104	24,104	24,104	24,104
Total number of outstanding shares	(shares)	155,463,617	155,464,515	155,464,515	155,464,515	155,464,515
Shareholders' equity	(millions of yen)	102,596	105,794	111,395	115,012	118,987
Total assets	(millions of yen)	185,861	186,656	190,335	188,772	189,865
Equity ratio	(%)	55.2	56.7	58.5	60.9	62.7
Shareholders' equity per share	(yen)	664.90	690.46	726.74	750.44	777.57
Year dividend per share, and interim dividend per share in parentheses	(yen)	12.00 〔6.0〕	12.00 〔6.0〕	12.00 〔6.0〕	13.00 〔6.0〕	13.00 〔6.5〕
Net income per share - primary	(yen)	40.54	39.11	44.08	29.27	24.44
Net income per share - diluted	(yen)	35.82	35.97	40.64	27.21	22.83
Return on equity	(%)	6.2	5.8	6.3	4.0	3.2
Ordinary income to total assets	(%)	5.9	5.7	6.0	4.0	3.4
Number of regular full-time employees 〔Average number of temporary employees〕		2,389 〔808〕	2,259 〔802〕	2,118 〔921〕	2,374 〔1,110〕	2,444 〔1,035〕
Stock price	(yen)	1,088	980	869	902	1,018

(Notes)

1. Consumption taxes are not included in net sales.

2. The decrease in sales for the yearly ended November 2004 was principally attributable to the transfer of sales department of egg materials to a consolidated subsidiary Q.P. Egg Corporation. In addition, the increase in number of employees was principally attributable to the transfer from the consolidated company to the Company.

3. The per-share dividend for the term ended November 2004 includes ¥1 special commemorative dividend in celebration of the 85th anniversary of the Company's establishment.